UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 30, 2014

Commission File Number: 1-13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
 Schiphol Boulevard 265
1118 BH Schiphol
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: Certain materials relating to STMicroelectronics’ Annual General Meeting of Shareholders, which will be held on June 13, 2014. Specifically included are the following documents: Dutch Convocation Notice; agenda; proposed resolutions; voting and proxy procedures and the issued share capital and number of voting rights at the Convocation Date.

STMICROELECTRONICS N.V.
2014 Annual General Meeting of Shareholders

CONVOCATION

to the Annual General Meeting of Shareholders (the “AGM”) of STMicroelectronics N.V. (the “Company”), established in Amsterdam, the Netherlands, to be held on Friday, June 13, 2014 at 11:00 a.m. (CET) at the hotel Sofitel Legend The Grand Amsterdam, Oudezijds Voorburgwal 197, 1012 EX, Amsterdam, the Netherlands.

Registration will take place between 10:00 a.m. and 10:45 a.m. (CET).

Agenda:

1.	Opening
2.	Report of the Managing Board on our 2013 financial year (discussion item)
3.	Report of the Supervisory Board on our 2013 financial year (discussion item)
4.	a.	Implementation of our Remuneration Policy in 2013, in accordance with article 2:135 paragraph 5a of the Dutch Civil Code (discussion item)
b.	Adoption of our statutory annual accounts for our 2013 financial year (voting item)
c.	Allocation of result (voting item)
d.	Adoption of a dividend (voting item)
e.	Discharge of the sole member of our Managing Board (voting item)
f.	Discharge of the members of our Supervisory Board (voting item)
5.	Appointment of member(s) of our Managing Board (voting item)
6.	Approval of the stock-based portion of the compensation of our President and CEO (voting item)
7.	Appointment of members of our Supervisory Board (voting item)
8.	Appointment of PricewaterhouseCoopers Accountants N.V. as external auditor for the 2014 and 2015 financial years (voting item)
9.
Delegation to our Supervisory Board of the authority to issue new shares, to grant rights to subscribe for shares and to limit and/or exclude existing shareholders’ pre-emptive rights for a period of eighteen months (voting item)

10.	Authorization to our Managing Board, for eighteen months following our 2014 AGM, to repurchase our shares, subject to the approval of our Supervisory Board (voting item)
11.	Question time (discussion item)
12.	Close

The agenda, the statutory annual accounts, which include the reports of the Managing Board and Supervisory Board, the proposed resolutions (including shareholders’ information) and the personal data of the proposed members of our Managing and Supervisory Boards, as referred to in Section 2:142 (3) of the Dutch Civil Code, as well as the other information included pursuant to law, are deposited for inspection by shareholders and other persons entitled to attend the AGM at the offices of the Company at Schiphol (Schiphol Boulevard 265, 1118 BH Schiphol Airport, the Netherlands) as of April 28, 2014 up to and including the date of the meeting. These documents, as well as this convocation, will also be available on the Company’s website www.st.com as of the same date.

Copies of these documents are available for shareholders and other persons entitled to attend the AGM free of charge.

The Company’s shares may be held either (i) as registered shares (the shareholders and other persons entitled to attend the AGM are then included in the Company’s shareholders’ register); or (ii) in an account with an account holder or intermediary through Euroclear France S.A. (‘Euroclear France’) or Cede & Co. as nominee of the Depositary Trust Company (‘Cede & Co.’) (these shares are then included in the Company’s shareholders’ register in the name of Euroclear France or Cede & Co., as the case may be).

In accordance with Dutch law and article 30.2 of the Company’s Articles of Association, persons entitled to attend and, to the extent applicable, vote at the AGM will be those who were recorded as having those rights on May 16, 2014 (the ‘Record Date’) in a register designated by the Managing Board for that purpose, regardless of whether they are shareholders or other persons entitled to attend the AGM at the time of the AGM. This means that shareholders and other persons entitled to attend the AGM need to own or derive their rights from the relevant Company shares on the Record Date, but they do not need to block the shares from the Record Date until the AGM.

In addition, shareholders registered in the Company’s shareholders’ register kept at the Company’s office at Schiphol, the Netherlands, will receive a letter from or on behalf of the Company by post containing an invitation for the AGM, including the agenda, and details of the procedure for registering for the AGM.

To be eligible to exercise voting rights in person at the AGM, shareholders registered in the Company’s shareholders’ register kept at the Company’s office at Schiphol, the Netherlands, must complete and sign the attendance form, which they receive with the invitation and return it to the Company’s registrar TMF Netherlands B.V. (‘TMF’) by post, fax or e-mail (Herikerbergweg 238, 1101 CM Amsterdam Zuidoost, the Netherlands, fax +31(0)20 673 00 16, e-mail registrar.and.shareholder.services@tmf-group.com) no later than June 6, 2014. TMF’s receipt of the completed and signed form on time will constitute notice to the Company of the registered shareholder’s intention to exercise its voting and meeting rights.

Shareholders registered in the Company’s shareholders’ register kept at the Company’s office at Schiphol, the Netherlands, who wish to be represented by a third party at the AGM must complete and sign the attendance form and power of attorney form, which they receive with the invitation and return it to TMF no later than June 6, 2014, 17:00 p.m. (CET), by post, fax or e-mail. TMF’s receipt of the completed and signed forms on time will constitute notice to the Company of the registered shareholder’s intention to be represented by a third party.

Shareholders registered in the US part of the Company’s shareholders’ register will be contacted separately regarding their attendance, representation and/or voting at the AGM.

Beneficiaries holding shares via an account with an account holder or intermediary through Euroclear France should contact their account holder or intermediary to receive instructions on how to obtain a power of attorney from Euroclear France in order to attend the meeting.

Beneficiaries holding shares via an account with an account holder or intermediary through Euroclear France who will not attend the AGM, but who would like to give voting instructions to Euroclear France to vote on their behalf, should also contact their account holder or intermediary to receive instructions.

Furthermore, TMF, Amsterdam, the Netherlands (tel. +31(0)20 575 7124, fax +31(0)20 673 00 16) e-mail registrar.and.shareholder.services@tmf-group.com, TMF France S.A.S., Paris, France (tel + 33(0)1 45 03 60 36, fax +33(0)1 45 03 63 77) or TMF Partners S.p.A., Milan, Italy (tel +39 02 861 914, fax +39 02 862 495) can be contacted.

The written (completed and signed) request for a power of attorney or voting instructions, as the case may be, must be received by the relevant account holder or intermediary by June 6, 2014, 17:00 p.m. (CET).

Information on how to obtain a power of attorney from Euroclear France or to give voting instructions to Euroclear France will also be available on the Company’s website mentioned above as of April 28, 2014.

Beneficiaries holding shares via an account with an account holder or intermediary through Cede & Co. will be contacted separately regarding their attendance and/or voting at the AGM.

Registration will take place at the hotel Sofitel Legend The Grand Amsterdam, Oudezijds Voorburgwal 197, 1012 EX, Amsterdam, the Netherlands, between 10:00 a.m. and 10:45 a.m. (CET) on Friday, June 13, 2014. Once the meeting has started, registration is no longer possible.

Shareholders and other persons entitled to attend the AGM will be required to present valid identity papers when registering and are required to sign the attendance list. Holders of a power of attorney are required to present a copy of their power of attorney.

The Supervisory Board
April 28, 2014

STMICROELECTRONICS N.V.
2014 Annual General Meeting of Shareholders

AGENDA

The Annual General Meeting of Shareholders (the “AGM”) of STMicroelectronics N.V. will be held on Friday, June 13, 2014 at 11:00 a.m. CET at the hotel Sofitel Legend The Grand Amsterdam, the Netherlands. Registration will take place between 10:00 a.m. and 10:45 a.m. CET.

1.	Opening
2.	Report of the Managing Board on our 2013 financial year (discussion item)
3.	Report of the Supervisory Board on our 2013 financial year (discussion item)
4.	a.	Implementation of our Remuneration Policy in 2013, in accordance with article 2:135 paragraph 5a of the Dutch Civil Code (discussion item)
b.	Adoption of our statutory annual accounts for our 2013 financial year (voting item)
c.	Allocation of result (voting item)
d.	Adoption of a dividend (voting item)
e.	Discharge of the sole member of our Managing Board (voting item)
f.	Discharge of the members of our Supervisory Board (voting item)
5.	Appointment of member(s) of our Managing Board (voting item)
6.	Approval of the stock-based portion of the compensation of our President and CEO (voting item)
7.	Appointment of members of our Supervisory Board (voting item)
8.	Appointment of PricewaterhouseCoopers Accountants N.V. as external auditor for the 2014 and 2015 financial years (voting item)
9.
Delegation to our Supervisory Board of the authority to issue new shares, to grant rights to subscribe for shares and to limit and/or exclude existing shareholders’ pre-emptive rights for a period of eighteen months (voting item)

10.	Authorization to our Managing Board, for eighteen months following our 2014 AGM, to repurchase our shares, subject to the approval of our Supervisory Board (voting item)
11.	Question time (discussion item)
12.	Close

In accordance with article 30 paragraph 2 of our Articles of Association and Dutch law, persons entitled to attend and, to the extent applicable, to vote at our AGM will be those who were recorded as having those rights on May 16, 2014 (the ‘Record Date’), in a register designated by our Managing Board for that purpose, regardless of whether they are shareholders or other persons entitled to attend our AGM at the time of our AGM. This means that shareholders and other persons entitled to attend our AGM do not need to block the relevant shares from the Record Date until the date of our AGM.

Copies of our statutory annual accounts, which include the reports of our Managing and Supervisory Boards, the proposed resolutions (including shareholders’ information) and the personal data of the proposed members of our Supervisory and Managing Boards, as referred to in Section 2:142 subsection 3 of the Dutch Civil Code, as well as the other information included pursuant to law, will be deposited for inspection by our shareholders and other persons entitled to attend our AGM at our offices at Schiphol (Schiphol Boulevard 265, 1118 BH Schiphol Airport, the Netherlands) as of April 28, 2014 up to and including the date of our AGM. These documents will also be available on our website www.st.com.

STMICROELECTRONICS N.V.
2014 Annual General Meeting of Shareholders

PROPOSED RESOLUTIONS AND SHAREHOLDERS' INFORMATION

Our Supervisory Board proposes:

Agenda item 4-a  -  Discussion item

In accordance with newly adopted legislation in the Netherlands aimed at improving the transparency regarding the execution of the policy on remuneration of Dutch listed companies, shareholders are invited to discuss the execution of the Company’s Remuneration Policy as further set out in the 2013 statutory annual accounts. This agenda item is a non-voting item. In respect of this item reference is made to the Report of the Supervisory Board as well as other information on remuneration included in the 2013 statutory annual accounts in paragraph 4.8. The 2013 statutory annual accounts are published on the Company’s website.

Agenda item 4-b  -  Resolution 1

To adopt our statutory annual accounts for our 2013 financial year, as drawn up by our Managing Board, examined and audited by our independent external auditors, PricewaterhouseCoopers Accountants N.V., and approved by our Supervisory Board. Our statutory annual accounts, which include the reports of our Managing and Supervisory Boards, have been prepared in English consistent with our prior practice, and in accordance with IFRS Accounting Standards, as IFRS constitute our statutory reporting standards.

Agenda item 4-c and 4-d   -  Resolutions 2 and 3 and shareholders’ information

(i)	To allocate the loss for the financial year 2013 to the retained earnings of the Company; and

(ii)
To distribute, in line with our Dividend Policy, a quarter dividend in cash of US $0.10 per common share in the second quarter of 2014 and a quarter dividend in cash of US $0.10 per common share in the third quarter of 2014, to be charged to the retained earnings of the Company.

Shareholders’ information:

The Company’s dividend policy, as presented for discussion at our 2013 AGM, reads as follows:

•
STMicroelectronics seeks to use its available cash in order to develop and enhance its position in a competitive semiconductor market while at the same time managing its cash resources to reward its shareholders for their investment and trust STMicroelectronics;

•
Based on its results, projected capital requirements as well as business conditions and prospects, the Managing Board proposes on a semi-annual basis to the Supervisory Board, whenever deemed possible and desirable in line with STMicroelectronics’ objectives and financial situation, the distribution of a quarterly cash dividend, if any; and

•
The Supervisory Board, upon the proposal of the Managing Board, decides or proposes on a semi-annual basis, in accordance with this policy, which portion of the profits or distributable reserves shall not be retained in reserves to fund future growth or for other purposes and makes a proposal concerning the amount, if any, of the quarterly cash dividend.

The dividend distribution referred to above under (ii) will be resolved upon by our AGM and will be the first and second quarter dividend payments. The following quarter dividend payments, if any, will be resolved upon in the fourth quarter of 2014.

Information on the ex-dividend dates, the record dates and the payment dates regarding the first and second quarter dividend payments referred to above under (ii), if adopted by our AGM, is included in Annex A to these proposed resolutions.

Agenda item 4-e  -  Resolution 4

To discharge the sole member of our Managing Board for his management during our 2013 financial year.

Agenda item 4-f  -  Resolution 5

To discharge the members of our Supervisory Board for their supervision during our 2013 financial year.

Agenda item 5  -  Resolution 6 and shareholders’ information

To appoint as the sole member of our Managing Board Mr. Carlo Bozotti for a three-year term effective as of our 2014 AGM to expire at the end of our 2017 AGM.

Shareholders’ information:

Mr. Carlo Bozotti (age 61| Italian nationality)

Carlo Bozotti is our President and Chief Executive Officer and has held this position since March 2005.  He is the Sole Member of the Managing Board and chairs the Company’s Corporate Strategic Committee.  Mr. Bozotti joined SGS-ATES (later renamed SGS Microelettronica), a predecessor company to STMicroelectronics, in 1977.  Ten years later, when SGS Microelettronica of Italy merged with Thomson Semiconducteurs of France to form a new European champion, which is ST today and is among the leading semiconductor companies worldwide, Mr. Bozotti became General Manager of the Telecom Product Division. Subsequently, he was promoted to Director of Corporate Strategic Marketing and Key Accounts and, later, to Corporate Vice President, Marketing and Sales, Americas.  In 1994, Mr. Bozotti was appointed Corporate Vice President for Europe and the Headquarters Regions, overseeing the Company’s sales in Europe, as well as sales to key customers and strategic marketing worldwide.  From 1998 to 2005, Mr. Bozotti served as Corporate Vice President and General Manager of the Memory Products Group.  Leveraging ST’s deep understanding of client and market needs, through the years Mr. Bozotti has contributed to forging a number of strategic customer alliances and joint ventures with other industry leaders in different market segments. In late 2012, Mr. Bozotti announced a strategic plan realigning the Company with changing market dynamics and announcing the decision to exit from ST-Ericsson after a transition period. The new ST focuses on two key pillars – Sense and Power and Automotive products and Embedded Processing Solutions – with five growth drivers:  MEMS and sensors, smart power, automotive products, microcontrollers, and application processors including digital consumer. In 2011, Mr. Bozotti began a second (non-consecutive) term as the President of the European Semiconductor Industry Association (ESIA).  Mr. Bozotti graduated with a degree in Electronic Engineering from the University of Pavia, Italy.

The candidacy of Mr. Bozotti as the sole member of our Managing Board is being proposed on the basis of his specific financial and technical expertise, prior professional experience, soundness of judgment, ability to make analytical enquiries and willingness to devote the time required to adequately perform his activities as the sole member of our Managing Board.

Agenda item 6  -  Resolution 7 and shareholders’ information

To approve the delegation to our Supervisory Board of the power to grant Mr. Carlo Bozotti up to a maximum number of 100,000 common shares, in the form of Unvested Stock Awards, for services to be rendered in 2014 as our President and CEO, whereby the vesting of such Unvested Stock Awards will be tied to company performance, according to predetermined and quantifiable criteria to be fixed by our Supervisory Board upon the recommendation of its Compensation Committee, with the objective of creating long-term value for our shareholders.

Shareholders’ information:

The Unvested Stock Awards are intended to provide an incentive to our President and CEO to increase his efforts for the success of us by offering him an opportunity to obtain or increase his proprietary interest in us through the vesting of the up to 100,000 Unvested Stock Awards to be granted to him, provided the applicable predetermined and quantifiable criteria as determined by our Supervisory Board upon the recommendation of its Compensation Committee are met. Such criteria are based on the evolution of our sales as compared to a benchmark of selected semiconductor companies over a 12-month period, the evolution of our operating margin as compared to a benchmark of selected semiconductor companies over a 12-month period, and our net operating cash flow as compared to the Company’s predetermined annual budget over a 12-month period.

Agenda item 7   -  Resolutions 8, 9, 10, 11, 12, 13 and shareholders’ information

a.	To appoint Mr. Didier Lombard as a member of our Supervisory Board for a three-year term effective as of our 2014 AGM to expire at the end of our 2017 AGM.

b.	To appoint Mr. Maurizio Tamagnini as a member of our Supervisory Board for a three-year term effective as of our 2014 AGM to expire at the end of our 2017 AGM.

c.	To appoint Mr. Jean d’Arthuys as a member of our Supervisory Board for a three-year term effective as of our 2014 AGM to expire at the end of our 2017 AGM.

d.	To appoint Mr. Alessandro Rivera as a member of our Supervisory Board for a three-year term effective as of our 2014 AGM to expire at the end of our 2017 AGM.

e.	To appoint Mr. Jean-Georges Malcor as a member of our Supervisory Board for a three-year term effective as of our 2014 AGM to expire at the end of our 2017 AGM.

f.	To appoint Ms. Heleen Kersten as a member of our Supervisory Board for a three-year term effective as of our 2014 AGM to expire at the end of our 2017 AGM.

Shareholders’ information:

Mr. Didier Lombard (72 years old | French nationality)

Didier Lombard has been a member of our Supervisory Board since 2004 and has been its Chairman since May 2011.  Mr. Lombard serves on our Supervisory Board’s Compensation Committee, Strategic Committee and Nominating and Corporate Governance Committee. He is the Chairman of both the Compensation Committee and the Strategic Committee.   Mr. Lombard was appointed Chairman and Chief Executive Officer of Orange (formerly France Telecom) in March 2005, and served as Chief Executive Officer until February 2010 and Chairman until March 2011.  Mr. Lombard began his career in the Research and Development division of Orange in 1967.  From 1989 to 1990, he served as scientific and technological director at the Ministry of Research and Technology.  From 1991 to 1998, he served as General Director for industrial strategies at the French Ministry of Economy, Finances and Industry, and from 1999 to 2003 he served as an Ambassador at large for foreign investments in France and as President of the French Agency for International Investments.  From 2003 through February 2005, he served as Orange’s Senior Executive Vice President in charge of technologies, strategic partnerships and new usages and as a member of Orange’s Executive Committee.  Mr. Lombard is also a member of the Board of Directors of Thales and Technicolor (previously Thomson), one of our customers, as well as a member of the Supervisory Board of Radiall.  Mr. Lombard was also a member until his resignation on November 15, 2006 of the Supervisory Board of ST Holding, our largest shareholder.  Mr. Lombard is a graduate of the Ecole Polytechnique and the Ecole Nationale Supérieure des Télécommunications. Mr. Lombard holds 225 common shares and has a right to acquire 102,000 common shares in our share capital.

Mr. Maurizio Tamagnini (48 years old | Italian nationality)

Mr. Tamagnini is currently Chief Executive Officer and Chairman of the Investment Committee of Fondo Strategico Italiano (‘FSI’), an investment company with EUR 4.4 billion capital which invests in large corporates, sponsored by Cassa depositi e prestiti Spa. He was previously Southern European Manager of the Corporate & Investments Banking division of Bank of America Merrill Lynch and a member of the Executive Committee of Bank of America Merrill Lynch for the EMEA region. Mr Tamagnini has gained over 25 years of experience in the financial sector specializing in the areas of Corporate Finance, Private Equity, Debt and Equity. He holds a degree in International Monetary Economics from Bocconi University in Milan and has also specialized study-wise care of Rensselaer Polytechnic Institute – Troy in New York, USA. Mr Tamagnini is also Chairman of the Joint Venture between FSI and Qatar Holding (IQ Made in Italy Investment Company) with capital endowment of up to Euro two billion in total for investments in the food, brands, furniture & design and tourism sectors. He is also a member of the Advisory Board of RDIF – Russian Sovereign Fund and a member of the Organization Committee for the 2014 Worldwide Female Volleyball Championships, to be held in Milan.
Mr. Tamagnini does not hold any common shares and has no rights to acquire common shares in our share capital.

Mr. Jean d‘Arthuys (47 years old | French nationality)

Jean d’Arthuys has been a member of our Supervisory Board since May 2011.  Mr. d’Arthuys serves on our Supervisory Board’s Compensation Committee, Strategic Committee and Nominating and Corporate Governance Committee. Mr. d’Arthuys is also the Chairman and CEO of FT1CI. He joined Bpifrance (formerly Fonds Stratégique d’Investissement) in 2010 as Director and member of the Executive Committee.  Mr. d’Arthuys was a partner in the fund PAI Partners from 2007 until 2010, in particular in charge of the sectors media, internet and telecom.  He was previously Chairman and Chief Executive Officer of television channels Paris Premiere and W9.  Mr. d’Arthuys spent the main part of his career at the Executive Board of the Group M6, where he had various functions (from 1996 until 2007).  He managed in particular the activities of digital television and the development of the Group.  He was a board member of TPS, Sportfive and Newsweb.  Mr. d’Arthuys was also Chairman and Chief Executive Officer of the soccer club Girondins de Bordeaux.  Mr. d’Arthuys graduated from HEC Business School. Mr. d’Arthuys does not hold any common shares and has no rights to acquire common shares in our share capital.

Mr. Alessandro Rivera (43 years old | Italian nationality)

Alessandro Rivera has been a member of our Supervisory Board since May 2011. Mr. Rivera serves on our Supervisory Board’s Compensation Committee and Nominating and Corporate Governance Committee. He has been the head of Directorate IV “Financial Sector Policy and Regulation Legal Affairs” at the Department of the Treasury, Ministry of Economy and Finance, since 2008. He served as Head of Unit in the Department of the Treasury from 2000 to 2008 and was responsible for a variety of policy matters: financial services and markets, banking foundations, accounting, finance, corporate governance and auditing. Since 2008, Mr. Rivera has been a Government representative in the “Consiglio Superiore” of the Bank of Italy as well as serving on the board of directors and Compensation Committee of Cassa Depositi e Prestiti S.p.A. and Posta Italiana S.p.A., the Financial Services Committee and the European Securities Committee. He was a member of the Accounting Regulatory Committee from 2002 to 2008 and a member of the Audit Regulatory Committee from 2005 to 2008. He served on the board of Italia Lavoro S.p.A. from 2005 to 2008 and was a member of the Audit Committee and the Compensation Committee. Mr. Rivera was also the Chairman of the Audit Committee of the “Fondo nazionale di garanzia degli intermediari finanziari” (Italian investor compensation scheme) from 2003 to 2008. From 2001 to 2010, he was the Project Leader and Deputy Project Leader in several twinning projects with Eastern European Countries (the Russian Federation, the Czech Republic, Lithuania, and Bulgaria). He also served on the board of Mediocredito del Friuli – Venezia Giulia S.p.A. from 2001 to 2003. Mr. Rivera has 15,000 rights to acquire common shares in our share capital.

Mr. Jean-Georges Malcor (57 years old | French nationality)

Jean-Georges Malcor has been a member of our Supervisory Board since May 2011. Mr. Malcor serves on our Supervisory Board’s Audit Committee. He is the Chief Executive Officer of CGG. He is a graduate of Ecole Centrale de Paris. He also holds a Master of Sciences degree from Stanford University, and a Doctorat from Ecole des Mines. Mr. Malcor began his career at the Thales group as an acoustic engineer in the Underwater Activities division where he was particularly in charge of hydrophone and geophone design and towed streamer programs. He then moved to the Sydney based Thomson Sintra Pacific Australia, becoming Managing Director of the company in 1990. Back in France, he became Director of Marketing and Communications (1991), then Director, Foreign Operations of Thomson Sintra Activités Sous Marines (1993). In 1996, he was appointed Managing Director of Thomson Marconi Sonar Australia which was, in addition to its military activities, the lead developing company for the solid geophysical streamer. In 1999, Mr. Malcor became the first Managing Director of the newly formed joint venture Australian Defense Industry. During this time he operated the Sydney based Woolloomooloo Shipyard (the largest dry dock in the southern hemisphere). In 2002, he became Senior Vice President, International Operations of Thales International. From 2004 to 2009, he was Senior Vice President in charge of the Naval Division, supervising all naval activities in Thales including ship design, building and maintenance. In January 2009, he became Senior Vice President, in charge of the Aerospace Division. In June 2009, he moved to the position of Senior Vice President, Continental Europe, Turkey, Russia, Asia, Africa, Middle East, and Latin America. Mr. Malcor joined CGG in January 2010 as President and became CEO on June 30, 2010. Since June 2013, Mr. Malcor has been a member of the Supervisory Board (as well as its Appointment and Compensation Committee) of the Fives Group. Mr. Malcor owns a right to acquire 30,000 common shares in our share capital.

Ms. Heleen Kersten (48 years old |Dutch nationality)

Ms. Kersten is a partner at Stibbe in Amsterdam, where she held the position of managing partner from 2008 to 2013. Stibbe is a Benelux law firm with offices in Amsterdam, Brussels, Luxembourg, London, New York, Dubai and Hong Kong. She began her career in 1989 with Stibbe before joining Davis Polk in New York and London (1992-1993). After her return to Stibbe Amsterdam, she rose through ranks to become a partner in 1997. As member of the Bar of Amsterdam since 1989, Ms. Kersten specializes in mergers and acquisitions, equity capital markets, corporate law and corporate governance. Ms. Kersten is currently a member of the supervisory boards of Egeria Investment B.V. (since 2007) and Van Lanschot N.V. (since 2011). Ms. Kersten holds master’s degrees in Dutch law and tax law, both from Leiden University in the Netherlands. Ms. Kersten does not hold any common shares and has no rights to acquire common shares in our share capital.

The candidacy of Messrs. Lombard, Tamagnini, d’Arthuys, Rivera, Malcor and Ms. Kersten as members of our Supervisory Board is being proposed on the basis of their specific financial and technical expertise, prior professional experience, soundness of judgment, ability to make analytical enquiries and willingness to devote the time required to adequately perform their activities as member of our Supervisory Board.

Agenda item 8  -  Resolution 14 and shareholders' information

To appoint PricewaterhouseCoopers Accountants N.V. (PwC) as our external auditor for the 2014 and 2015 financial years.

Shareholders’ information:

The 2011 AGM appointed PwC as external auditor of the Company for a term of three years as of the 2011 AGM.

The period of appointment of PwC has been adjusted following new Dutch legislation on mandatory audit firm rotation. Under the new rotation rules, the Company must engage a new audit firm for its statutory audit for the financial year starting January 1, 2016.

Agenda item 9  -  Resolution 15 and shareholders' information

To designate our Supervisory Board as the corporate body authorized to resolve: (i) upon the issuance of shares in the Company’s share capital or to grant rights to subscribe for common shares in the Company’s share capital, up to a maximum of 10% of the Company’s issued common share capital, as per 31 December 2013, increased with another 15% of the Company’s issued common share capital, as per 31 December 2013, in case of mergers and acquisitions, but not exceeding the limits of our authorized share capital; (ii) upon the terms and conditions of an issuance of common shares; and (iii) upon limitation and/or exclusion of pre-emptive rights of existing shareholders upon issuance of common shares, all for a period of eighteen months effective as of our 2014 AGM.

Shareholders’ information:

During our 2011 AGM our Supervisory Board was designated for a three-year period, as of April 25, 2012, as the authority empowered to decide upon the issue of new shares within the limits of our authorized capital referred to in article 3 of our Articles of Association. This decision was taken upon the recommendation of our Managing and Supervisory Boards in line with past Company practice with a view to allowing us to benefit from the best available conditions for our financing requirements as may be offered by international capital markets so as to best serve our interest and that of all our shareholders and other stakeholders in the most efficient manner as well as to issue of shares or the grants to subscribe for shares in respect of share based compensation for employees. We propose to renew such designation in favor of our Supervisory Board in the manner and for the period as referred in the resolution mentioned above.

Agenda item 10  -  Resolution 16 and shareholders' information

To authorize our Managing Board to acquire for a consideration on a stock exchange or otherwise up to such a number of fully paid-up common shares and/or preference shares in our share capital as is permitted by law and our Articles of Association as per the moment of such acquisition for a price:
(i)
per common share which at such moment is within a range between the par value of a common share and 110% of the average of the highest share price per common share on each of the five trading days prior to the acquisition date on respectively Euronext Paris, the New York Stock Exchange or Borsa Italiana, whichever average at such moment is the highest; and

(ii)
per preference share which is equal to the par value of a preference share increased with an amount equal to the accrued but unpaid dividend on such preference share per the relevant repurchase date calculated in accordance with article 37 paragraph 2 sub e of our Articles of Association;

all subject to the approval of our Supervisory Board, for a period of eighteen months following our 2014 AGM.

Shareholders’ information:

During our 2013 AGM, our Managing Board, subject to the approval of our Supervisory Board was authorized to repurchase shares for a period of eighteen months as of our 2013 AGM. We propose to renew this authorization. This authorization is requested to offer our Managing Board with the approval of our Supervisory Board the possibility to repurchase, when it is in the best interest of the Company’s shareholders and other stakeholders for creating long term value, a number of fully paid-up ordinary and/or preference shares, within the limit of our Articles of Association (which is set at 10% of our issued share capital).

Annex A

The table below summarizes the full schedule for the quarter dividends:

Quarter	Ex-dividend Date (globally)	Global Record Date	Payment Date in Europe	NYSE Payment Date: on or after	Transfer between New York and Dutch registered shares restricted:
					From End of Business in Europe on:	Until Open of Business in NY on:
Q2 2014	23-Jun-14	25-Jun-14	26-Jun-14	01-Jul-14	23-Jun-14	26-Jun-14
Q3 2014	22-Sep-14	24-Sep-14	25-Sep-14	30-Sep-14	22-Sep-14	25-Sep-14
Q4 2014(*)	15-Dec-14	17-Dec-14	18-Dec-14	23-Dec-14	15-Dec-14	18-Dec-14
Q1 2015(*)	23-Mar-15	25-Mar-15	26-Mar-15	31-Mar-15	23-Mar-15	26-Mar-15

(*) The fourth quarter 2014 and first quarter 2015 dividends will be decided during the fourth quarter of 2014.

Instructions for Euroclear France S.A. participants

Attn. Corporate Actions Department

To be distributed by
Euroclear France S.A.

Date	April 28, 2014
Subject	2014 Annual General Meeting of Shareholders of STMicroelectronics N.V.: Procedure to be followed by Euroclear France S.A. participants for clients holding shares in STMicroelectronics N.V.

Dear Sir/Madam,

The Annual General Meeting of Shareholders (the “AGM”) of STMicroelectronics N.V. will be held on June 13, 2014 at the hotel Sofitel Legend The Grand Amsterdam, Oudezijds Voorburgwal 197, 1012 EX Amsterdam, the Netherlands. Registration will take place between 10:00 a.m. and 10:45 a.m. (CET) and the meeting will start at 11:00 a.m. (CET). The agenda for the meeting is as follows:

1.	Opening
2.	Report of the Managing Board on our 2013 financial year (discussion item)
3.	Report of the Supervisory Board on our 2013 financial year (discussion item)
4.	a.	Implementation of our Remuneration Policy in 2013, in accordance with article 2:135 paragraph 5a of the Dutch Civil Code (discussion item)
b.	Adoption of our statutory annual accounts for our 2013 financial year (voting item)
c.	Allocation of result (voting item)
d.	Adoption of a dividend (voting item)
e.	Discharge of the sole member of our Managing Board (voting item)
f.	Discharge of the members of our Supervisory Board (voting item)
5.	Appointment of member(s) of our Managing Board (voting item)
6.	Approval of the stock-based portion of the compensation of our President and CEO (voting item)
7.	Appointment of members of our Supervisory Board (voting item)
8.	Appointment of PricewaterhouseCoopers Accountants N.V. as external auditor for the 2014 and 2015 financial years (voting item)
9.
Delegation to our Supervisory Board of the authority to issue new shares, to grant rights to subscribe for shares and to limit and/or exclude existing shareholders’ pre-emptive rights for a period of eighteen months (voting item)

10.	Authorization to our Managing Board, for eighteen months following our 2014 AGM, to repurchase our shares, subject to the approval of our Supervisory Board (voting item)
11.	Question time (discussion item)
12.	Close

Copies of the agenda, the statutory annual accounts, which include the reports of the Managing and Supervisory Boards, the proposed resolutions (including shareholders’ information) and the personal data of the proposed members of the Supervisory and Managing Boards as referred to in section 2:142 subsection 3 of the Dutch Civil Code, as well as the other information included pursuant to law are deposited for inspection by shareholders and other persons entitled to attend the AGM at STMicroelectronics N.V.’s offices at Schiphol (Schiphol Boulevard 265, 1118 BH Schiphol Airport, the Netherlands) as of April 28, 2014 up to and including the date of the AGM. These documents will also be available on STMicroelectronics N.V.’s website www.st.com as of the same date.

The Articles of Association of STMicroelectronics N.V. state that only shareholders included in the shareholders’ register of STMicroelectronics N.V., which is kept at STMicroelectronics N.V.’s offices at Schiphol, are permitted to attend the AGM, although they may have themselves represented by an attorney authorised in writing.

In accordance with article 30 paragraph 2 of the Articles of Association of STMicroelectronics N.V. and pursuant to Dutch law, persons entitled to attend and, to the extent applicable, to vote at the Annual General Meeting of Shareholders will be those who were recorded as having those rights on May 16, 2014 (the “Record Date”), in a register designated by the Managing Board for that purpose, regardless of whether they are shareholders or other persons entitled to attend the AGM at the time of the AGM.

This means that shareholders and other persons entitled to attend the AGM need to own or derive their rights from the relevant STMicroelectronics N.V.  shares on the Record Date, but they do not need to block the shares from the Record Date until the AGM.

STMicroelectronics N.V.’s shares can be held in two ways:
•	As registered shares (the shareholders and other persons entitled to attend the AGM are included in STMicroelectronics N.V.’s shareholders’ register); or
•	Through an intermediary or a Euroclear France S.A. participant (i.e. these shares are included in STMicroelectronics N.V.’s shareholders’ register in the name of Euroclear France S.A.).

Registered shareholders
Registered shareholders do not hold shares via the book-entry transfer system (i.e. they do not hold via participants of Euroclear France S.A. and therefore do not have any relation with Euroclear France S.A.). All registered shareholders will receive a letter from STMicroelectronics N.V. by post containing an invitation for the AGM, the agenda, including the explanatory notes, as well as the annexes thereto, and details of the procedures on how to attend or how to be represented by a written attorney at the AGM.

Shareholders holding their shares through Euroclear France S.A.
Shareholders holding their shares through Euroclear France S.A. are not registered in STMicroelectronics N.V.’s shareholders’ register. However, they may attend the AGM and vote their shares in person at the meeting by obtaining a power of attorney from Euroclear France S.A.  Such a power of attorney can be obtained by completing a form (Appendix II / Request for power of attorney) that will be made available to shareholders who hold their shares via Euroclear France S.A. by their intermediary upon request. In order to receive this form, shareholders holding their shares through Euroclear France S.A. should contact their intermediary.

Shareholders holding their shares through Euroclear France S.A., who have received a power of attorney from Euroclear France S.A., may attend the AGM and vote their shares in person.

If a shareholder holding his/her shares through Euroclear France S.A. wants to designate a third party to represent him at the AGM, he may do so by indicating the name and details of such party on Appendix II (Request for power of attorney).

Shareholders holding their shares through Euroclear France S.A. who wish Euroclear France S.A. to vote on their behalf, should provide Euroclear France S.A. with voting instructions for the AGM and should therefore complete a voting form (Appendix III / Voting instructions form) that will be made available to them by their intermediary on their request. In order to receive this form, shareholders holding their shares via Euroclear France S.A. should contact their intermediary.

Shareholders holding their shares through Euroclear France S.A. wishing to attend the AGM via the procedure as described above are allowed to vote themselves for the amount of shares they are entitled to.

Shareholders holding their shares via Euroclear France S.A. wishing to attend the AGM or to issue voting instructions to Euroclear France S.A. should complete and sign the appropriate forms. These forms must be received by their intermediary on June 6, 2014 at 17:00 p.m. (CET), at the latest.

Shareholders holding their shares via Euroclear France S.A. may also transfer their shares in their own name in order to get registered directly in STMicroelectronics N.V.’s shareholders’ register kept at STMicroelectronics N.V.’s offices at Schiphol. Shareholders wishing to do so should contact TMF Netherlands B.V. (“TMF”). Any forms to be filled in by the shareholder and any required documentation must be received by TMF on May 12, 2014 at 17:00 p.m. (CET), at the latest.

Contact details of TMF are:
Visiting address: Luna ArenA, Herikerbergweg 238, 1101 CM Amsterdam, the Netherlands
P.O. Box 23393, 1100 DW Amsterdam, the Netherlands
Tel: +31 20 57 55 600
Fax: +31 20 673 00 16
Email: registrar.and.shareholder.services@tmf-group.com
The contact person at TMF is Ms. Sandra Lombert or Ms. Saskia Engel.

TMF will co-ordinate the process and will act as your contact for questions and assistance with regard to the content of this letter. If you have any questions please do not hesitate to contact TMF at the telephone number or e-mail address mentioned above.

Each shareholder holding his/her shares through Euroclear France S.A. and who wishes to attend the AGM and vote his/her shares in person or issue voting instructions to Euroclear France S.A. must complete and sign the appropriate appendix and return it to his/her intermediary in time, on June 6, 2014, at the latest. Please ensure that all of your clients who are intermediaries are informed of this matter in order to enable them to provide the necessary information to shareholders holding their shares through Euroclear France S.A. To do so please submit to them Appendix I, Appendix II and Appendix III with the instruction for them to submit the appendices to the shareholders on their request.

The intermediary should collect the applicable form(s) and send it to you. You should then include the relevant Euroclear France S.A. account and details of the relevant contact person on the appendix before sending it to TMF. All appendices that have been completed and signed by shareholders must be received by TMF on June 6, 2014 at 23:59 p.m. (CET) at the latest.

TMF will request a confirmation of shareholding of STMicroelectronics N.V. shares for shareholders holding shares through Euroclear France S.A. on the Record Date, which is May 16, 2014. You should send TMF this confirmation of shareholding on June 6, 2014 at 23:59 p.m. (CET) at the latest. If the shareholder cancels its voting instructions or transfers its shares before the Record Date, the intermediary should inform TMF accordingly.

Thank you for your assistance in this matter. If you have any questions, please contact TMF by telephone or by e-mail.

Yours faithfully,

for STMicroelectronics N.V.

TMF Netherlands B.V.
Registrar

Enclosures:
Appendix I	Letter to shareholders holding their shares through Euroclear France S.A.
Appendix II	Request for power of attorney (enabling shareholders to attend the Annual General Meeting of Shareholders on behalf of Euroclear France S.A.)
Appendix III	Voting instructions form (enabling shareholders to issue voting instructions to Euroclear France S.A.)

Appendix I	Letter to shareholders holding their shares through Euroclear France S.A.

To shareholders of STMicroelectronics N.V. holding their shares through Euroclear France S.A.

Date	April 28, 2014
Subject	2014 Annual General Meeting of Shareholders of STMicroelectronics N.V.

Ref.	Letter to shareholders

Dear Shareholder,
Dear Sir/Madam,

The Annual General Meeting of Shareholders (the “AGM”) of STMicroelectronics N.V. will be held on June 13, 2014 at the hotel Sofitel Legend The Grand Amsterdam, Oudezijds Voorburgwal 197, 1012 EX Amsterdam, the Netherlands. Registration will take place between 10:00 a.m. and 10:45 a.m. (CET) and the meeting will start at 11:00 a.m. (CET). The agenda for the meeting is as follows:

1.	Opening
2.	Report of the Managing Board on our 2013 financial year (discussion item)
3.	Report of the Supervisory Board on our 2013 financial year (discussion item)
4.	a.	Implementation of our Remuneration Policy in 2013, in accordance with article 2:135 paragraph 5a of the Dutch Civil Code (discussion item)
b.	Adoption of our statutory annual accounts for our 2013 financial year (voting item)
c.	Allocation of result (voting item)
d.	Adoption of a dividend (voting item)
e.	Discharge of the sole member of our Managing Board (voting item)
f.	Discharge of the members of our Supervisory Board (voting item)
5.	Appointment of member(s) of our Managing Board (voting item)
6.	Approval of the stock-based portion of the compensation of our President and CEO (voting item)
7.	Appointment of members of our Supervisory Board (voting item)
8.	Appointment of PricewaterhouseCoopers Accountants N.V. as external auditor for the 2014 and 2015 financial years (voting item)
9.
Delegation to our Supervisory Board of the authority to issue new shares, to grant rights to subscribe for shares and to limit and/or exclude existing shareholders’ pre-emptive rights for a period of eighteen months (voting item)

10.	Authorization to our Managing Board, for eighteen months following our 2014 AGM, to repurchase our shares, subject to the approval of our Supervisory Board (voting item)
11.	Question time (discussion item)
12.	Close

Copies of the agenda, the statutory annual accounts, which include the reports of the Managing and Supervisory Boards, the proposed resolutions (including shareholders’ information) and the personal data of the proposed members of the Supervisory and Managing Boards as referred to in section 2:142 subsection 3 of the Dutch Civil Code, as well as the other information included pursuant to law are deposited for inspection by shareholders and other persons entitled to attend the AGM at STMicroelectronics N.V.’s offices at Schiphol (Schiphol Boulevard 265, 1118 BH Schiphol Airport, the Netherlands) as of April 28, 2014 up to and including the date of the AGM. These documents will also be available on STMicroelectronics N.V.’s website www.st.com as of the same date.

You hold your shares through Euroclear France S.A., and those shares are included in the Company’s shareholders’ register, which is kept at the STMicroelectronics N.V.’s offices at Schiphol, in the name of Euroclear France S.A.

It is noted that that the persons entitled to attend and, to the extent applicable, cast votes at the AGM will be those who were recorded as having those rights on May 16, 2014 (the “Record Date”) in a register designated by the Managing Board for that purpose, regardless of whether they are shareholders or other persons entitled to attend the AGM at the time of the AGM, and from which the STMicroelectronics N.V. has received written confirmation regarding their attendance at the meeting on the Record Date.

This means that you need to own your shares on the Record Date, but you do not need to block your shares from the Record Date until the Annual General Meeting of Shareholders.

If you wish to attend the AGM and exercise your voting right(s), or if you wish to appoint a representative, you must complete and sign Appendix II (Request for power of attorney) in order to obtain a power of attorney issued by Euroclear France S.A. for the AGM. Using this power of attorney, you or your representative will be able to attend the AGM and exercise the voting right(s) attached to your shares.

If you are unable to attend the AGM, you may give Euroclear France S.A. voting instructions for the Annual General Meeting of Shareholders. In this case, you must provide your voting instructions by completing and signing Appendix III (Voting instructions form).

In all cases, your entitlement to attend and cast vote(s) at the AGM on June 13, 2014 will be conditional upon your ownership of shares on the Record Date, which is May 16, 2014.

Appendices II or III must be received by your intermediary (not by Euroclear France S.A.) on June 6, 2014 at 17:00 p.m. (CET), at the latest.

You may also transfer your shares in your own name in order to get registered directly in the STMicroelectronics N.V.’s shareholders’ register kept at the STMicroelectronics N.V.’s offices at Schiphol. If you wish to do so, you should contact TMF Netherlands B.V. (“TMF”). Any forms to be filled in and any required documentation must be received by TMF on May 12, 2014 at 17:00 p.m. (CET), at the latest.

Contact details of TMF are:
Visiting address: Luna ArenA, Herikerbergweg 238, 1101 CM Amsterdam, the Netherlands
P.O. Box 23393, 1100 DW Amsterdam, the Netherlands
Tel: +31 20 57 55 600
Fax: +31 20 673 00 16
Email: registrar.and.shareholder.services@tmf-group.com
The contact persons at TMF are Ms Sandra Lombert and Ms Saskia Engel.

SUMMARY

If you wish to attend the AGM and vote your shares in person at the meeting, or if you wish to appoint your representative, you must ensure that your intermediary is in possession of Appendix II, duly completed, on June 6, 2014 at 17:00 p.m. (CET) at the latest. Do not complete Appendix III.

If you do not wish to attend the AGM, but do wish to notify Euroclear France S.A. of your voting instructions, please ensure that your intermediary is in possession of Appendix III, duly completed, on June 6, 2014 at 17.00 p.m. (CET), at the latest. Do not complete Appendix II.

In both cases you must hold your shares on May 16, 2014, but your shares do not need to be blocked until the AGM.

Thank you for your attention in this matter.

Yours truly,

For STMicroelectronics N.V.

TMF Netherlands B.V.
Registrar

APPENDIX II                                Request for power of attorney

You should complete this form:
-	if you wish to attend the Annual General Meeting of Shareholders (the “AGM”) of STMicroelectronics N.V. on June 13, 2014 and to vote in person, or
-	if you wish to appoint a representative to attend the AGM of STMicroelectronics N.V. on June 13, 2014 and to vote on your behalf

The AGM of STMicroelectronics N.V. will be held at hotel Sofitel Legend The Grand Amsterdam, Oudezijds Voorburgwal 197, 1012 EX Amsterdam, the Netherlands at 11:00 a.m. CET on Friday, June 13, 2014.

The undersigned shareholder,
(name)
(address)
(if applicable: legally represented by)
(account number with the account holder or intermediary)
(details of the account holder or intermediary)
(phone number of the account holder or intermediary)

hereinafter referred to as the “Shareholder”, acting in his/her capacity as holder of ………..……… (number) shares in STMicroelectronics N.V.,

(* Please tick below as appropriate)
Ο	will attend and vote in person at the AGM of STMicroelectronics N.V. on June 13, 2014.

O	authorizes:
(name)

(address)

(country)

to represent the Shareholder at the AGM of STMicroelectronics N.V. on June 13, 2014, to speak on behalf of the Shareholder, and to vote the shares on his/her behalf.

The Shareholder hereby requests Euroclear France S.A. to issue a power of attorney enabling the Shareholder or his/her representative to vote his/her shares at the AGM of STMicroelectronics N.V. on June 13, 2014.

Please note that you need to own your STMicroelectronics N.V. shares on May 16, 2014, the Record Date, to be entitled to attend and cast votes at the AGM of STMicroelectronics N.V. on June 13, 2014, but you do not need to block your shares from the Record Date until the AGM of the STMicroelectronics N.V. on June 13, 2014.

Signature:

Place:

Date:

This form must be received by the bank or intermediary at the latest on June 6, 2014 at 17:00 p.m. (CET)

APPENDIX III                                Voting instructions form

You should complete this form if you wish to provide Euroclear France S.A. with your voting instructions.
The Annual General Meeting of Shareholders (the “AGM”) of STMicroelectronics N.V. will be held at hotel Sofitel Legend The Grand Amsterdam, Oudezijds Voorburgwal 197, 1012 EX Amsterdam, the Netherlands at 11:00 a.m. (CET) on Friday, June 13, 2014

The undersigned shareholder,
(name)

(address)

(if applicable: legally represented by)

(account number with the account holder or intermediary)

(details of the account holder or intermediary)

(phone number of the account holder or intermediary)

hereinafter referred to as the “Shareholder”, acting in his/her capacity as holder of ………..……… (number) shares in STMicroelectronics N.V., hereby authorises Euroclear France S.A. to vote the shares of the Shareholder in respect of the items on the agenda for the AGM, in the manner set out below:

No.	Agenda (Voting items)	For	Against	Abstain
4b.	Adoption of the 2013 Financial Statements
4c.	Allocation of the loss for our 2013 financial year
4d.	Adoption of a dividend of US $0.10 per common share in the second quarter of 2014 and a dividend of US $0.10per common share in the third quarter of 2014
4e.	Discharge of the sole member of our Managing Board for his management during the 2013 financial year
4f.	Discharge of the members of our Supervisory Board for their supervision during the 2013 financial year
5.	Appointment of Mr. Carlo Bozotti as the sole member of our Managing Board for a three-year term effective as of our 2014 AGM to expire at the end of our 2017 AGM
6.	Approval of the stock-based portion of the compensation of our President and CEO
7a.	Appointment of Mr. Didier Lombard as member of our Supervisory Board for a three-year term effective as of our 2014 AGM to expire at the end of our 2017 AGM
7b.	Appointment of Mr. Maurizio Tamagnini as member of our Supervisory Board for a three-year term effective as of our 2014 AGM to expire at the end of our 2017 AGM
7c.	Appointment of Mr. Jean d’Arthuys as member of our Supervisory Board for a three-year term effective as of our 2014 AGM to expire at the end of our 2017 AGM

7d.	Appointment of Mr. Alessandro Rivera as member of our Supervisory Board for a three-year term effective as of our 2014 AGM to expire at the end of our 2017 AGM
7e.	Appointment of Mr. Jean-Georges Malcor as member of our Supervisory Board for a three-year term effective as of our 2014 AGM to expire at the end of our 2017 AGM
7f.	Appointment of Ms. Heleen Kersten as member of our Supervisory Board for a three-year term effective as of our 2014 AGM to expire at the end of our 2017 AGM
8.	Appointment of PricewaterhouseCoopers Accountants N.V. as external auditor for the 2014 and 2015 financial years
9.
Delegation to our Supervisory Board of the authority to issue new shares, to grant rights to subscribe for shares and to limit and/or exclude existing shareholders’ pre-emptive rights  for a period of eighteen months

10.	Authorization to our Managing Board, for eighteen month as of our 2014 AGM, to repurchase our shares, subject to the approval of our Supervisory Board

Please note that if you do not record a vote in favor of or against one or more of the proposals listed above, your vote(s) will be considered an abstention with respect to the relevant proposal(s).

Please note that, to be entitled to attend and cast votes, you need to own your STMicroelectronics N.V. shares on May 16, 2014, the Record Date, but you do not need to block your shares from the Record Date until the AGM of STMicroelectronics N.V. on June 13, 2014.

Signature:

Place:

Date:

This form must be received by the bank or intermediary at the latest on June 6, 2014 at 17:00 p.m. (CET).

Appendix I                      ATTENDANCE FORM

YOU SHOULD COMPLETE THIS FORM IF YOU WISH TO ATTEND THE ANNUAL GENERAL MEETING OF SHAREHOLDERS (the “AGM”) OF STMICROELECTRONICS N.V. ON FRIDAY, JUNE 13, 2014 AND TO VOTE YOUR SHARES IN PERSON.

This form must be received by TMF on June 6, 2014 at 23:59p.m. (CET), at the latest

. . . . . . . . . . . . . . . . . . . . . . . . will attend the AGM of STMicroelectronics N.V., to be held at the hotel Sofitel Legend The Grand Amsterdam, Oudezijds Voorburgwal 197, 1012 EX Amsterdam, the Netherlands on Friday, June 13, 2014 at 11:00 a.m. (CET).

NAME, ADDRESS AND RESIDENCE OF THE UNDERSIGNED SHAREHOLDER
IN CASE OF A LEGAL ENTITY: PLEASE STATE THE DETAILS OF THE AUTHORIZED REPRESENTATIVE
NUMBER OF SHARES OF STMICROELECTRONICS N.V. FOR WHICH THE REQUEST IS MADE

The undersigned hereby undertakes to hold his or her shares on May 16, 2014, the Record Date.
(Please note that your shares do not need to be blocked until the AGM on June 13, 2014)

Executed at __________________ on __________________ 2014

_________________________________________
Signature

Appendix II                      POWER OF ATTORNEY

YOU SHOULD COMPLETE THIS FORM IF YOU DO NOT WISH TO ATTEND THE ANNUAL GENERAL MEETING OF SHAREHOLDERS (the “AGM”) OF STMICROELECTRONICS N.V. ON FRIDAY, JUNE 13, 2014, BUT WISH TO APPOINT A REPRESENTATIVE.

This form must be received by TMF on June 6, 2014 at 23:59p.m. (CET), at the latest.

. . . . . . . . . . . . . . . . . . . . . . . . is not able to attend the AGM of STMicroelectronics N.V., to be held at the hotel Sofitel Legend The Grand Amsterdam, Oudezijds Voorburgwal 197, 1012 EX Amsterdam, the Netherlands on Friday June 13, 2014 at 11:00 a.m. (CET), but wishes to appoint a representative to attend the AGM and to vote his or her shares.

NAME, ADDRESS AND RESIDENCE OF THE UNDERSIGNED SHAREHOLDER
IN CASE OF A LEGAL ENTITY: PLEASE STATE THE DETAILS OF THE AUTHORIZED REPRESENTATIVE
NUMBER OF SHARES OF STMICROELECTRONICS N.V. FOR WHICH THE REQUEST IS MADE

(* Please tick below as appropriate)

Ο *	TMF Netherlands B.V., STMicroelectronics N.V.’s Registrar; or

Ο *	Mr./Mrs./Ms.

Name	………………………………………………………………………….

Company	………………………………………………………………………….

Address	………………………………………………………………………….

is hereby authorized to act as his or her authorized representative at the AGM of STMicroelectronics N.V. on June 13, 2014 and to vote on behalf of the shareholder in respect of the shares mentioned above and as regards the following items on the agenda of the AGM:

Please note that TMF Netherlands B.V. will execute these voting instructions as directed.  If no voting instructions are made, TMF Netherlands B.V. will consider your vote(s) an abstention with respect to each of the proposals listed below.

Item 4b:	Resolution 1. Adoption of the statutory annual accounts for our 2013 financial year

In favour	Against	Abstention
No. of shares:

Item 4c:	Resolution 2. Allocation of the loss for our 2013 financial year to the retained earnings;

In favour	Against	Abstention
No. of shares:

Item 4d:	Resolution 3. Adoption of a dividend of US $0.10 per common share in the second quarter of 2014 and a dividend of US $0.10 per common share in the third quarter of 2014

In favour	Against	Abstention
No. of shares:

Item 4e:	Resolution 4. Discharge of the sole member of our Managing Board for his management during the 2013 financial year

In favour	Against	Abstention
No. of shares:

Item 4f:	Resolution 5. Discharge of the members of our Supervisory Board for their supervision during the 2013 financial year

In favour	Against	Abstention
No. of shares:

Item 5:	Resolution 6. Appointment of Mr. Carlo Bozotti as the sole member of our Managing Board for a three-year term effective as of our 2014 AGM to expire at the end of our 2017 AGM

In favour	Against	Abstention
No. of shares:

Item 6:	Resolution 7. Approval of the stock-based portion of the compensation of our President and CEO

In favour	Against	Abstention
No. of shares:

Item 7a:	Resolution 8. Appointment of Mr. Didier Lombard as member of our Supervisory Board for a three-year term effective as of our 2014 AGM to expire at the end of our 2017 AGM

In favour	Against	Abstention
No. of shares:

Item 7b:	Resolution 9. Appointment of Mr. Maurizio Tamagnini as member of our Supervisory Board for a three-year term effective as of our 2014 AGM to expire at the end of our 2017 AGM

In favour	Against	Abstention
No. of shares:

Item 7c:	Resolution 10. Appointment of Mr. Jean d’Arthuys as member of our Supervisory Board for a three-year term effective as of our 2014 AGM to expire at the end of our 2017 AGM

In favour	Against	Abstention
No. of shares:

Item 7d:	Resolution 11. Appointment of Mr. Alessandro Rivera as member of our Supervisory Board for a three-year term effective as of our 2014 AGM to expire at the end of our 2017 AGM

In favour	Against	Abstention
No. of shares:

Item 7e:	Resolution 12. Appointment of Mr. Jean-Georges Malcor as member of our Supervisory Board for a three-year term effective as of our 2014 AGM to expire at the end of our 2017 AGM

In favour	Against	Abstention
No. of shares:

Item 7f:	Resolution 13. Appointment of Ms. Heleen Kersten as member of our Supervisory Board for a three-year term effective as of our 2014 AGM to expire at the end of our 2017 AGM

In favour	Against	Abstention
No. of shares:

Item 8:	Resolution 14. Appointment of PricewaterhouseCoopers Accountants N.V. as our external auditor for the 2014 and 2015 financial years

In favour	Against	Abstention
No. of shares:

Item 9:
Resolution 15. Delegation to our Supervisory  Board of the authority to issue new shares,  to grant rights to subscribe for shares and to limit and/or exclude existing shareholders’  pre-emptive rights for a period of eighteen months as of our 2014 AGM

In favour	Against	Abstention
No. of shares:

Item 10:	Resolution 16. Authorization to our Managing Board, for eighteen months as of our 2014 AGM, to repurchase our shares, subject to the approval of our Supervisory Board

In favour	Against	Abstention
No. of shares:

The undersigned hereby undertakes to hold his/her shares on the Record Date, which is May 16, 2014.
(Your shares do not need to be blocked until then AGM )

Executed at __________________ on __________________ 2014

_________________________________________
Signature

ISSUED SHARE CAPITAL AND NUMBER OF VOTING RIGHTS AT THE CONVOCATION DATE OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF STMICROELECTRONICS N.V. TO BE HELD ON JUNE 13, 2014

At the convocation date (the ‘Convocation Date’) for the Annual General Meeting of Shareholders of STMicroelectronics N.V. (the ‘Company’) to be held on June 13, 2014 at the hotel Sofitel Legend The Grand Amsterdam, Oudezijds Voorburgwal 197, 1012 EX Amsterdam, the Netherlands (the ‘AGM’), being Monday April 28, 2014, the Company’s issued share capital amounts to EUR 947,139,237.20, divided into 910,710,805 common shares of EUR 1.04 each. No preference shares are issued at the Convocation Date.

Each common share entitles the holder thereof to cast one vote. However, treasury shares (i.e., shares held by the Company itself) do not carry voting rights.

The Company holds 19,987,234 treasury shares (out of the 910,710,805 issued common shares) at the Convocation Date.

Consequently, there are 890,723,571 voting rights at the Convocation Date.

In summary:

Issued share capital at the Convocation Date	:	910,710,805 common shares
Number of voting rights at the Convocation Date	:	890,723,571

In the event that the issued share capital and/or number of voting rights at the record date, being Friday May 16, 2014 (the ‘Record Date’), is different from the issued share capital and number of voting rights at the Convocation Date, the amended issued share capital and/or number of voting rights at the Record Date will be published on the website of the Company, www.st.com, as per Monday May 19, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: April 30, 2014	By:	/s/ Carlo Ferro

	Name:	Carlo Ferro
	Title:	Chief Financial Officer Executive Vice President Finance, Legal, Infrastructure and Services